UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-17771

CUSIP NUMBER 353487

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Franklin Credit Holding Corporation
Full Name of Registrant

Former Name if Applicable

101 Hudson Street
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07302
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant actually filed its 10-Q for the period ending June 30, 2011 on August 15, 2011, but at 5:33 p.m. EDT, and therefore became effective on August 16, 2011.  The Registrant's quarterly report for the period ending June 30, 2011 was not filed timely due to certain technical difficulties in making format changes to the document immediately prior to review and submission, as well as the high volume of filings handled by the Registrant's Edgar vendor prior to 5:30 p.m. EDT.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul D. Colasono	201	604-1800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Form 10-Q filed on August 16, 2011 for the period ending June 30, 2011.

Franklin Credit Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2011	By:	/s/ Paul D. Colasono

INSTRUCTION:  The form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.